UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 2020

Commission File Number: 001-39179

Addex Therapeutics Ltd
(Translation of registrant's name into English)

Chemin des Mines 9,
CH-1202 Geneva,
Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

On April 8, 2020, Addex Therapeutics Ltd (“Addex”) filed its 2019 Annual Report (“SIX Annual Report”) for the year ended December 31, 2019 with the SIX Swiss Exchange (“SIX”). The SIX  Annual Report can be accessed on the “Investors” section of Addex’s website : www. Addextherapeutics.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Addex Therapeutics Ltd
(Registrant)

Date: April 8, 2020	/s/ Tim Dyer
Tim Dyer
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release dated April 8, 2020